
GORMAN-RUPP
COMPANY

*The Pump People.*


13000599

# Annual Report 2012


GORMAN-RUPP
COMPANY

**Since our founding 80 years ago,** The Gorman-Rupp Company has set global standards for quality and innovation in pump technology. At present, we make over 4,000 pump models and ship them to over 120 countries worldwide. However, it is our view that our 80th Anniversary should provide a foundation for future growth and success rather than a pedestal of past accomplishments. This is why Gorman-Rupp continues to make strategic investments that will enhance our competitive position around the world. From the recent construction of our state-of-the-art Mansfield Division facility to the 2012 acquisitions of Pumptron in South Africa and American Turbine Pump companies in Texas, we are taking the steps that will contribute to our continued success and creation of long-term value for our shareholders.

CONTENTS





# 5-Year Performance


331
266
297
359
376
08
09
10
11
12
Sales
(Millions of Dollars)
103
96
116
118
137
08
09
10
11
12
International Sales
(Millions of Dollars)
1.30
0.87
1.24
1.47*
1.43*
08
09
10
11
12
Earnings Per Share
(Dollars)
159
178
200
215
235
08
09
10
11
12
Equity
(Millions of Dollars)

*Non-GAAP measures. Excludes GAAP-required non-cash pension settlement

# Financial Highlights

| Year ended December 31, (Thousands of dollars, except per share amounts) | 2012 | 2011 | % Change |
|---|---|---|---|
| **Operating Results** | | | |
| Net sales | **$375,691** | $359,490 | 4.5 |
| Net income | **28,203** | 28,804 | (2.1) |
| Return on net sales | **7.5%** | 8.0% | – |
| **Financial Position** | | | |
| Total assets | **$335,183** | $298,700 | 12.2 |
| Equity | **234,719** | 214,764 | 9.3 |
| Working capital | **110,854** | 104,999 | 5.6 |
| Current ratio | **2.7** | 3.1 | – |
| **Shareholder Information** | | | |
| Earnings per share, as adjusted* | **$ 1.43** | $ 1.47 | (2.7) |
| Dividends paid per share | **0.390** | 0.354 | 10.2 |
| Return on average equity | **12.5%** | 13.9% | – |

**40**

Consecutive Years of Increased Cash Dividends

**252**

Consecutive Quarters of Cash Dividends

$0.39
Dividends
per Share

Gorman-Rupp became
a publicly-traded
company in 1968

1950
1968
2012



of $1.9 million and $0.09 per share in 2012 and $2.0 million and $0.10 per share in 2011, net of income taxes, respectively.


GORMAN-RUPP
COMPANY

# TO OUR Shareholders

Incoming order rates and shipments exhibited large swings throughout 2012. After an exceptionally strong 2011, which had record shipments in the construction and rental pump market primarily driven by oil and natural gas drilling, we saw softening across that market for most of this year. The municipal market remained relatively flat for the year primarily due to funding constraints seen by many of the cities and towns we serve. Positively, we continued to grow nicely in the agriculture, fire protection, industrial and petroleum markets, and our overall international sales grew to a record $136.5 million.

For the year 2012 we achieved record revenue of $375.7 million. Gross profit was also a record $90.2 million and resulting net income was $28.2 million, our second highest compared to the record $28.8 million in 2011. These achievements are in spite of reflecting a GAAP-required $2.9 million non-cash pension settlement charge in the fourth quarter of 2012 and a comparable $3.0 million charge in 2011. Also, due to delayed 2012 tax legislation, GAAP-required restrictions prohibited us from reflecting the income tax reduction benefit of approximately $300,000 for research and development tax credits in 2012.

In October, Patterson Pump Company received a letter of intent to supply approximately $70 million in pumps for a large U.S. Army Corp of Engineers project in New Orleans. The project is currently being protested by the unsuccessful bidders, and we understand resolution is expected during the end of the second quarter of 2013.

We completed two acquisitions during 2012 to expand the Gorman-Rupp family of pump companies. Pumptron, our long-established South African distributor, will remain dedicated to the South African market while expanding its reach throughout the Sub-Saharan region as Gorman-Rupp Africa. We believe the Africa market lends itself to major opportunities in the construction and municipal markets in the future. In December, our National Pump subsidiary purchased the assets of American Turbine Pump companies of Lubbock, Texas to operate as a business unit within National Pump. American Turbine, founded in 1975, is a leading manufacturer of energy-efficient vertical turbine pumps primarily serving the agricultural, municipal and industrial markets in areas not served by National Pump.

Some additional highlights for the year 2012 include:

- Working capital increased to a record $110.9 million
- Shareholders' equity reached a record $234.7 million
- Gorman-Rupp Industries marked its 60th anniversary while AMT celebrated its 10th anniversary
- 2012 marked our 40th consecutive year of increased dividend payments to shareholders

The year 2013 marks the 80th anniversary of The Gorman-Rupp Company and we would like to take this opportunity to thank our customers, employees and shareholders throughout these many years for making Gorman-Rupp a successful company.

*James C. Gorman*
Chairman

*Jeffrey S. Gorman*
President & Chief Executive Officer

# 2012 Acquisitions

The Gorman-Rupp Company has a history of acquiring profitable businesses that capitalize on market opportunities and contribute growth. Two such strategic acquisitions were made in 2012, one domestic and one international.

**American Turbine Pump companies, Lubbock, Texas ("American Turbine").** Acquired by the Company's wholly-owned subsidiary, National Pump Company, American Turbine is a leading manufacturer and distributor of energy-efficient vertical turbine and submersible pumps for domestic and global agricultural, municipal and industrial markets. More specifically, their specialties include municipal water supply, municipal waste water, industrial pumps, irrigation, municipal and industrial booster pumps, hydrocarbon transfer, mine dewatering, offshore platform, HVAC, cooling towers, and pulp and paper mill applications. During 2011, American Turbine had approximately $15 million in revenue.

American Turbine's strong customer relationships and 35-year history will help expand our sales in targeted growth markets while complementing existing National Pump brands. In addition, American Turbine's facilities will provide substantial additional machining and testing capacity, expanding business opportunities for both brands.


pumptron
A GORMAN-RUPP AFRICA COMPANY

**Pumptron (Proprietary) Limited, Johannesburg, South Africa ("Pumptron").** A value-added Gorman-Rupp distributor for more than 25 years, Pumptron was purchased by Gorman-Rupp Africa Proprietary Limited ("G-R Africa") to enhance the Company's continuing international expansion. Founded in 1986, Pumptron is a leading provider of water-related pumping solutions with approximately $10 million in revenue for fiscal year 2012, mainly from sales of Gorman-Rupp products. Primarily serving the construction, mining, agricultural and municipal markets, Pumptron has increasingly expanded from its South African base into other Sub-Sahara African countries.

The acquisition of Pumptron will accelerate Gorman-Rupp's presence in South Africa and serve as a platform for future growth in the rapidly evolving Sub-Sahara African region, where the needs for water, wastewater, agriculture and construction infrastructure present excellent opportunities for growth in key markets.



# Municipal

Gorman-Rupp assists municipalities in providing residents with clean drinking water by providing pressure booster stations and systems to eliminate low water line pressure. Additionally, our above- and below-ground wastewater-handling systems include pumps, motors, controls, piping and accessories that are often housed in corrosion-resistant fiberglass enclosures that are ready to install on site. Gorman-Rupp Auto-Start power pumping stations automatically convert to standby engine power during power failures, eliminating the need for expensive backup generator systems.

National Pump Company along with the recently acquired American Turbine provides municipalities with deep-well line shaft and submersible pumps.

Patterson Pump Company manufactures large volume split-case, centrifugal, axial flow and vertical pumps for larger cities to maintain dependable water supplies. Additionally, Patterson produces custom flood control pumps that are engineered to move large volumes of water quickly and continuously at over 700,000 gallons per minute. Patterson is one of the few companies in the world that has the facilities, engineering expertise and manufacturing experience to produce pumps of this magnitude.




GORMAN-RUPP
COMPANY

# Fire

Patterson Pump Company and its Ireland-based subsidiary manufacture an extensive line of centrifugal pumps and systems for automatic sprinkler systems, fire hydrants, standpipes, fog systems and deluge systems. Patterson's Sentinel™ high-performance fire suppression pumps and packages include high-density commercial, residential and industrial applications. Their rugged dependability has made them the preferred choice in numerous large installations around the world.

Our American Machine and Tool (AMT) subsidiary produces smaller pumps that are easy to transport on trucks for local fire departments and for use in the field.







National Pump Company and its recently acquired American Turbine are major suppliers to the agricultural irrigation market. In drought-stricken areas, these pumps provide life-sustaining water for the production of wheat, corn, cotton, soybeans, rice and produce. With branches strategically located throughout the United States, the right pumps are delivered competitively to customers on a timely basis.

Gorman-Rupp's Mansfield Division produces a full range of models for animal waste and pit agitation, irrigation, liquid fertilizer, and basic utility and dewatering applications.

American Machine and Tool produces a line of portable pumps for smaller irrigation needs.

# Agriculture


GORMAN-RUPP
COMPANY



# Petroleum

Gorman-Rupp is a longtime leader in designing and manufacturing pumps that efficiently handle refined petroleum products such as aircraft fuels, gasoline, fuel oil, petrochemicals and solvents. The Company continues to be a primary supplier to the aircraft refueler pump market.

For bulk operations, our Roto-Prime® series of pumps provides dependable, positive priming and re-priming, along with safe handling of volatile fluids.

National Pump Company has a complete line of vertical turbine American Petroleum Institute (API) pumps designed specifically for refinery, hydrocarbon processing, petroleum fuels and pipeline applications.

Gorman-Rupp petroleum pumps provide dependable pumping applications in today's expanding petroleum markets.





# Construction

Gorman-Rupp is a market leader in the construction industry, having numerous pump models designed specifically for construction applications.

Gorman-Rupp has built its reputation on the workhorses of the construction pump market with self-priming, centrifugal trash pumps. These dependable, versatile performers help contractors rapidly remove large volumes of water, undeterred by sticks, stones and debris.

The Company's pumps are used worldwide to remove water from quarries, streams, ditches, foundations and basements and for gold mining applications, such as at Porcupine Creek, Alaska. Submersible models are ideal for dewatering narrow coffer dams and deep excavations, such as at the new Freedom Tower in New York City.

For contractors requiring smaller pumps, our American Machine and Tool line, including engine-driven centrifugal and diaphragm pumps in a variety of materials, provides excellent performance and dependability.

Gorman-Rupp also sells pumps to a number of rental houses and petroleum drilling companies that provide pumping solutions for the growing oil and natural gas drilling industry.




GORMAN-RUPP
COMPANY

# Original Equipment Manufacturer



Gorman-Rupp Industries Division, Mansfield Division, Patterson Pump Company and American Machine and Tool have developed pumping solutions used in industries ranging from household appliances, food processing, trucking, chemical processing, medical waste processing, printing, electronics, water reclamation, solar heating and laser cooling.

Patterson Pump Company also uses their design and engineering expertise to meet expanding global energy needs, fabricating large exhaust housings for gas-powered electric generation equipment.

Gorman-Rupp Industries provides a variety of small pumps, including magnetically-coupled centrifugal pumps that are used in hydrogen-generation devices for an OEM application in Northern Italy.

Gorman-Rupp produces pumps for major government suppliers that ultimately manufacture products designed for military use. Gorman-Rupp pumps are an integral part of U.S. military equipment, including tank trailers, portable air-drop or air-deliverable bulk water and fuel delivery units, and complete mobile fueling systems used to sustain massive daily fueling requirements.



# Industrial

Gorman-Rupp industrial pumps consistently handle everything from clear liquids to corrosive, abrasive slurries. The Mansfield Division, Patterson Pump Company and American Machine and Tool pumps keep steel mills, paper mills, wineries, mines and hundreds of other facilities throughout the world running continuously at peak capacity.

National Pump's close-coupled line shaft and submersible pumps provide efficient solutions for industrial water supplies where water requirements cannot be met by existing municipal infrastructure.

Gorman-Rupp Industries Division manufactures magnetic drive, bellows metering, centrifugal and oscillating pumps for industrial applications in the solar heating, household appliance, and food service industries.

The Company also provides heating, ventilation and air conditioning (HVAC) pumps through Patterson Pump Company, National Pump Company and AMT operations. Pumps are available for new installations in addition to the replacement market.






GORMAN-RUPP
COMPANY

# International

Gorman-Rupp ships pumps to over 120 countries worldwide and achieved record international sales in 2012. Gorman-Rupp continues to invest internationally where growth opportunities are abundant, expanding our 80 years of pumping expertise throughout the world.

The purchase of Pumptron in South Africa during 2012 will allow for further expansion in the Sub-Sahara African region through additional distribution, light manufacturing capabilities and the creation of Gorman-Rupp Africa.

The Company's operation in County Westmeath, Ireland assembles pumps for the international fire protection market, while our facility in Leeuwarden, The Netherlands supplies a variety of pumps to the European market.

In Canada, Gorman-Rupp's St. Thomas, Ontario facility produces a complete line of pumps similar to those manufactured by the Mansfield Division. A recent expansion of production and test facilities in Canada provides additional assembly and testing capabilities of larger pumps for sale in Canada.





## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of**
**The Gorman-Rupp Company**

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio
March 4, 2013

## Consolidated Statements of Income

| *(Thousands of dollars, except per share amounts)* | **Year ended December 31,** | | |
|---|---|---|---|
| | **2012** | 2011 | 2010 |
| Net sales | **$375,691** | $359,490 | $296,808 |
| Cost of products sold | **285,540** | 271,653 | 220,471 |
| Gross profit | **90,151** | 87,837 | 76,337 |
| Selling, general and administrative expenses | **47,968** | 44,843 | 37,378 |
| Operating income | **42,183** | 42,994 | 38,959 |
| Other income | **907** | 409 | 362 |
| Other expense | **(643)** | (718) | (988) |
| Income before income taxes | **42,447** | 42,685 | 38,333 |
| Income taxes | **14,244** | 13,881 | 12,370 |
| Net income | **$ 28,203** | $ 28,804 | $ 25,963 |
| Earnings per share | **$1.34** | $1.37 | $1.24 |
| Average number of shares outstanding | **20,993,893** | 20,987,663 | 20,905,728 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Comprehensive Income

| *(Thousands of dollars)* | **Year ended December 31,** | | |
|---|---|---|---|
| | **2012** | 2011 | 2010 |
| Net income | **$28,203** | $28,804 | $25,963 |
| Cumulative translation adjustments | **437** | (886) | 139 |
| Pension and postretirement medical liability adjustments, net of tax | **(675)** | (5,730) | 1,549 |
| Total adjustments | **(238)** | (6,616) | 1,688 |
| Noncontrolling interest | **–** | – | 20 |
| Comprehensive income | **$27,965** | $22,188 | $27,671 |

*See notes to consolidated financial statements.*

## Consolidated Balance Sheets

| *(Thousands of dollars)* | December 31, | |
|---|---|---|
| | **2012** | 2011 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 20,119** | $ 20,142 |
| Short-term investments | **254** | 1,060 |
| Accounts receivable – net | **58,712** | 56,419 |
| Inventories – net: | | |
| Raw materials and in-process | **23,967** | 30,480 |
| Finished parts | **52,607** | 36,451 |
| Finished products | **14,324** | 6,262 |
| | **90,898** | 73,193 |
| Deferred income taxes | **2,803** | 2,711 |
| Prepaid and other | **2,889** | 2,347 |
| Total current assets | **175,675** | 155,872 |
| Property, plant and equipment: | | |
| Land | **3,048** | 2,270 |
| Buildings | **96,261** | 91,395 |
| Machinery and equipment | **143,471** | 132,743 |
| | **242,780** | 226,408 |
| Accumulated depreciation | **119,714** | 112,059 |
| Property, plant and equipment – net | **123,066** | 114,349 |
| Deferred income taxes | **153** | 205 |
| Other | **4,003** | 2,793 |
| Goodwill and other intangible assets – net | **32,286** | 25,481 |
| | **$335,183** | $298,700 |

*See notes to consolidated financial statements.*

| | December 31, | |
|---|---|---|
| | **2012** | 2011 |
| **Liabilities and equity** | | |
| Current liabilities: | | |
| Accounts payable | **$ 14,897** | $ 15,679 |
| Short-term debt | **22,000** | 10,000 |
| Payroll and employee related liabilities | **10,646** | 10,283 |
| Commissions payable | **7,568** | 7,757 |
| Accrued expenses | **9,710** | 7,154 |
| Total current liabilities | **64,821** | 50,873 |
| Pension benefits | **7,517** | 6,571 |
| Postretirement benefits | **22,399** | 22,705 |
| Deferred and other income taxes | **5,727** | 3,787 |
| Total liabilities | **100,464** | 83,936 |
| Equity: | | |
| Common shares, without par value: Authorized – 35,000,000 shares; Outstanding – 20,996,893 shares in 2012 and 20,990,893 shares in 2011 (after deducting treasury shares of 642,603 in 2012 and 648,603 in 2011) at stated capital amount | **5,130** | 5,128 |
| Additional paid-in capital | **2,693** | 2,544 |
| Retained earnings | **243,178** | 223,136 |
| Accumulated other comprehensive loss | **(16,282)** | (16,044) |
| Total equity | **234,719** | 214,764 |
| | **$335,183** | $298,700 |

## Consolidated Statements of Equity

| *(Thousands of dollars, except per share amounts)* | Common Shares | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interest | Total |
|---|---|---|---|---|---|---|
| Balances January 1, 2010 | $ 5,100 | $ 498 | $ 182,377 | $ (11,070) | $ 707 | $ 177,612 |
| Net income | | | 25,963 | | 66 | 26,029 |
| Currency translation adjustments | | | | 139 | (46) | 93 |
| Pension and OPEB adjustments (net of income tax expense of $864) | | | | 1,549 | | 1,549 |
| Total comprehensive income | – | – | 25,963 | 1,688 | 20 | 27,671 |
| Purchase of noncontrolling interest | | 166 | | (46) | (727) | (607) |
| Purchase of 31,250 treasury shares | (8) | (487) | (143) | | | (638) |
| Issuance of 128,750 treasury shares | 35 | 2,223 | 562 | | | 2,820 |
| Cash dividends - $0.336 a share | | | (7,024) | | | (7,024) |
| Balances December 31, 2010 | 5,127 | 2,400 | 201,735 | (9,428) | – | 199,834 |
| Net income | | | 28,804 | | | 28,804 |
| Currency translation adjustments | | | | (886) | | (886) |
| Pension and OPEB adjustments (net of income tax benefit of $3,282) | | | | (5,730) | | (5,730) |
| Total comprehensive income (loss) | – | – | 28,804 | (6,616) | – | 22,188 |
| Issuance of 6,000 treasury shares | 1 | 144 | 27 | | | 172 |
| Cash dividends - $0.354 a share | | | (7,430) | | | (7,430) |
| Balances December 31, 2011 | 5,128 | 2,544 | 223,136 | (16,044) | – | 214,764 |
| Net income | | | **28,203** | | | **28,203** |
| Currency translation adjustments | | | | **437** | | **437** |
| Pension and OPEB adjustments (net of income tax benefit of $312) | | | | **(675)** | | **(675)** |
| Total comprehensive income (loss) | **–** | **–** | **28,203** | **(238)** | **–** | **27,965** |
| Issuance of 6,000 treasury shares | **2** | **149** | **27** | | | **178** |
| Cash dividends - $0.390 a share | | | **(8,188)** | | | **(8,188)** |
| Balances December 31, 2012 | **$5,130** | **$2,693** | **$243,178** | **$(16,282)** | **$ –** | **$234,719** |

*See notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| *(Thousands of dollars)* | Year ended December 31, 2012 | 2011 | 2010 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | **$28,203** | $28,804 | $25,963 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | **12,066** | 11,459 | 10,601 |
| Pension expense | **6,946** | 6,070 | 3,024 |
| Contributions to pension plan | **(7,200)** | (7,200) | (7,200) |
| Deferred income taxes | **2,193** | 1,608 | 4,166 |
| Other | **(213)** | 250 | 1,369 |
| Changes in operating assets and liabilities, net of effects of acquisitions: | | | |
| Accounts receivable – net | **710** | (4,423) | (10,618) |
| Inventories – net | **(8,583)** | (21,744) | (1,223) |
| Accounts payable | **(1,911)** | 3,637 | 655 |
| Commissions payable | **(189)** | 1,166 | 2,243 |
| Accrued expenses | **4,727** | 8,211 | 67 |
| Other | **(4,116)** | (6,706) | (404) |
| Net cash provided by operating activities | **32,633** | 21,132 | 28,643 |
| Cash flows from investing activities: | | | |
| Capital additions – net | **(16,373)** | (11,175) | (8,310) |
| Redemptions (purchases) of short-term investments | **805** | 958 | (512) |
| Payments for acquisitions, net of cash acquired | **(20,823)** | – | (33,856) |
| Net cash used for investing activities | **(36,391)** | (10,217) | (42,678) |
| Cash flows from financing activities: | | | |
| Cash dividends | **(8,188)** | (7,430) | (7,024) |
| Proceeds from bank borrowings | **17,000** | – | 35,000 |
| Payments to bank for borrowings | **(5,000)** | (15,000) | (25,000) |
| Treasury stock purchase | **–** | – | (638) |
| Purchase of noncontrolling interest | **–** | – | (607) |
| Net cash provided by (used for) financing activities | **3,812** | (22,430) | 1,731 |
| Effect of exchange rate changes on cash | **(77)** | (572) | 130 |
| Net decrease in cash and cash equivalents | **(23)** | (12,087) | (12,174) |
| Cash and cash equivalents: | | | |
| Beginning of year | **20,142** | 32,229 | 44,403 |
| End of year | **$20,119** | $20,142 | $32,229 |

*See notes to consolidated financial statements.*

## Notes to Consolidated Financial Statements

*(Amounts in tables in thousands of dollars)*

### Note A – Summary of Significant Accounting Policies

#### Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

#### Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2012 and 2011 consist primarily of certificates of deposit.

#### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other relevant information.

#### Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 73% of inventories at December 31, 2012 and 82% of inventories at December 31, 2011 are determined using the last-in, first-out (LIFO) method, with the remainder generally determined using the first-in, first-out (FIFO) method applied on a consistent basis. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

#### Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment and amortization for finite-lived intangible assets are computed principally by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. Depreciation expense was $11.2 million, $10.5 million and $10.2 million during 2012, 2011 and 2010, respectively.

Depreciation of property, plant and equipment is determined based on the following lives:

| | |
|---|---|
| Buildings | 20-50 years |
| Machinery and equipment | 5-15 years |
| Software | 3-5 years |

Amortization of finite-lived intangible assets is determined based on the following lives:

| | |
|---|---|
| Technology and drawings | 15-20 years |
| Customer relationships | 9-10 years |
| Other intangibles | 2-18 years |

Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets.

#### Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets recognized in connection with business combinations are not amortized to expense. Indefinite-lived intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite-lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles– Goodwill and Other.*

Goodwill is tested for impairment at the applicable reporting unit level and is based on the net assets for the applicable reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company-specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

If our qualitative assessment concludes that it is more likely than not that impairment exists then a quantitative assessment is required. In a quantitative assessment, a discounted cash flow model is used to estimate the fair value of each reporting unit which considers forecasted cash flows discounted at a market based weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return of market participants. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company has completed its annual goodwill impairment test for each year presented and concluded no reporting unit was at risk of failing the impairment test for any periods presented herein.

In July 2012, the FASB issued Accounting Standards Update ("ASU") 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early-adopted ASU 2012-02 for its October 1, 2012 annual impairment test. The Company has completed its annual impairment test and concluded that the fair value of indefinite-lived intangible assets substantially exceeded the respective carrying values.

## Revenue Recognition

The Company's revenues from product sales are generally recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers and collectability is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which normally occurs upon shipment to the customer.

## Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2012, 2011 or 2010.

## Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in cost of products sold.

## Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2012, 2011 and 2010 totaled $3.5 million, $3.4 million and $3.2 million, respectively.

## Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company's product warranty liability are:

| | **2012** | **2011** | **2010** |
|---|---|---|---|
| Balance at beginning of year | **$1,228** | $1,543 | $1,863 |
| Provision | **1,394** | 1,081 | 1,217 |
| Claims | **(1,489)** | (1,396) | (1,537) |
| Balance at end of year | **$1,133** | $1,228 | $1,543 |

## Notes to Consolidated Financial Statements

*(Amounts in tables in thousands of dollars)*

### Foreign Currency Translation

Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

### Fair Value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates their fair value.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

### Reclassification

Certain amounts for 2010 and 2011 have been reclassified to conform to the 2012 presentation.

### Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $561,000 and $433,000 at December 31, 2012 and 2011, respectively.

### Note C – Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $53.2 million and $50.7 million at December 31, 2012 and 2011, respectively. Allowances for excess and obsolete inventory totaled $3.3 million and $3.0 million at December 31, 2012 and 2011, respectively.

### Note D – Financing Arrangements

On December 17, 2012, the Company borrowed $17.0 million under an unsecured bank loan agreement to finance the acquisition of American Turbine. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and matures in November 2013.

On October 1, 2010, the Company borrowed $35.0 million under an unsecured bank loan agreement to help finance the acquisition of National Pump Company. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and matures in November 2013 after being extended in 2011 and 2012 through first and second amendments to the loan agreement, respectively. At December 31, 2012 and 2011, $5.0 million and $10.0 million were outstanding against this agreement, respectively.

The Company may borrow up to $20.0 million with interest at LIBOR plus 0.75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in November 2013. At December 31, 2012 and 2011, $19.3 million and $20.0 million, respectively, was available for borrowing after deducting $700,000 in outstanding letters of credit in 2012.

The Company also has a $10.0 million unsecured bank line of credit with interest at LIBOR plus 0.75% payable monthly which matures in May 2013. At December 31, 2012 and 2011, $4.9 million and $5.0 million, respectively, was available for borrowing after deducting $5.1 million and $5.0 million in outstanding letters of credit, respectively.

The financing arrangements described above contain nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2012, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $122,000, $179,000 and $175,000 in 2012, 2011 and 2010, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expense relating to operating leases was $1.1 million, $866,000 and $852,000 in 2012, 2011 and 2010, respectively.

The future minimum lease payments due under these operating leases as of December 31, 2012 are:

| 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
|---|---|---|---|---|---|---|
| $919 | $781 | $398 | $356 | $218 | $1,410 | $4,082 |

## Note E – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

| | Currency Translation Adjustments | Pension and OPEB Adjustments | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|
| Balance at January 1, 2010 | $ 675 | $(11,745) | $(11,070) |
| Current period credit | 139 | 2,413 | 2,552 |
| Income tax expense | – | (864) | (864) |
| Other | (46) | – | (46) |
| Balance at December 31, 2010 | 768 | (10,196) | (9,428) |
| Current period charge | (886) | (9,012) | (9,898) |
| Income tax benefit | – | 3,282 | 3,282 |
| Balance at December 31, 2011 | (118) | (15,926) | (16,044) |
| **Current period credit (charge)** | **437** | **(987)** | **(550)** |
| **Income tax benefit** | **–** | **312** | **312** |
| **Balance at December 31, 2012** | **$ 319** | **$(16,601)** | **$(16,282)** |

## Note F – Income Taxes

The components of income before income taxes are:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| United States | **$40,019** | $37,329 | $34,593 |
| Foreign countries | **2,428** | 5,356 | 3,740 |
| Total | **$42,447** | $42,685 | $38,333 |

The components of income tax expense are:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Current expense: | | | |
| Federal | **$11,542** | $10,037 | $ 6,369 |
| Foreign | **(324)** | 1,576 | 1,064 |
| State and local | **1,021** | 761 | 771 |
| | **12,239** | 12,374 | 8,204 |
| Deferred expense (benefit): | | | |
| Federal | **2,109** | 1,429 | 4,138 |
| Foreign | **(189)** | (101) | (42) |
| State and local | **85** | 179 | 70 |
| | **2,005** | 1,507 | 4,166 |
| Income tax expense | **$14,244** | $13,881 | $12,370 |

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Income taxes at statutory rate | **$14,856** | $14,940 | $13,417 |
| State and local income taxes, net of federal tax benefit | **719** | 611 | 547 |
| Research and development tax credits | **–** | (375) | (350) |
| Domestic production activities | **(980)** | (811) | (599) |
| Lower foreign taxes differential | **(528)** | (577) | (439) |
| Uncertain tax positions | **(236)** | 49 | (234) |
| Other | **413** | 44 | 28 |
| Income tax expense | **$14,244** | $13,881 | $12,370 |

Deferred tax assets and liabilities consist of:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Inventories | **$ 170** | $ 49 | $ – |
| Accrued liabilities | **2,430** | 2,506 | 2,237 |
| Postretirement health benefits obligation | **7,848** | 8,060 | 7,849 |
| Pension | **1,217** | 873 | – |
| Other | **452** | 1,634 | 1,834 |
| | **12,117** | 13,122 | 11,920 |
| Deferred tax liabilities: | | | |
| Inventories | **–** | – | 391 |
| Depreciation and amortization | **14,376** | 13,419 | 11,524 |
| Pension | **–** | – | 2,001 |
| | **14,376** | 13,419 | 13,916 |
| Net deferred tax liabilities | **$(2,259)** | $ (297) | $ (1,996) |

The Company made income tax payments of $12.0 million, $10.3 million and $8.1 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, total unrecognized tax benefits were $421,000. Of the total, $311,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company's annual effective tax rate.

## Notes to Consolidated Financial Statements

*(Amounts in tables in thousands of dollars)*

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Balance at beginning of year | **$1,423** | $1,298 | $1,461 |
| Additions based on tax positions related to the current year | **68** | 132 | 106 |
| (Reduction) additions for tax positions of prior years | **(1)** | 117 | 149 |
| Reductions due to lapse of applicable statute of limitations | **(131)** | (124) | (157) |
| Settlements | **(938)** | – | (261) |
| Balance at end of year | **$ 421** | $1,423 | $1,298 |

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2009.

During 2012, examinations were completed by the Canadian Revenue Agency for years 2004 through 2006 and by the Internal Revenue Service for 2009 and 2010. An adjustment for $140,000 was made to the 2009 and 2010 U.S. tax returns, which also resulted in a $40,000 refund on the Company's Irish tax returns. An adjustment of $315,000 was made to the Company's 2004 through 2008 Canadian tax returns, partially offset by approximately $250,000 from U.S. tax refunds due to additional foreign tax credits generated from the Canadian exam.

The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has no unrecognized tax benefits recorded for periods which the relevant statutes of limitations expire in the next 12 months.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $91,000, $361,000 and $310,000 for the payment of interest and penalties at December 31, 2012, 2011 and 2010 respectively.

## Note G – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan ("Plan") covering certain domestic employees. Benefits are based on each covered employee's years of service and compensation. The Plan is funded in conformity with the funding requirements of applicable U.S. regulations. The Plan was closed to new participants effective January 1, 2008. Employees hired after this date participate in an enhanced 401(k) plan instead of the defined benefit pension plan.

Additionally, the Company sponsors defined contribution pension plans covering certain domestic employees and all Canadian employees. Total contributions for the plans in 2012, 2011 and 2010 were $1.3 million, $1.0 million and $928,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes and based on maximum benefits as defined by the plan, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2012 and is expected to remain constant going forward. A 5% rate of increase for retirees under age 65 was assumed.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The following table presents the plans' funded status as of the measurement date reconciled with amounts recognized in the Company's consolidated balance sheets:

| | Pension Plan | | Postretirement Plan | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| **Accumulated benefit obligation at end of year** | **$65,427** | $58,278 | **$23,794** | $24,094 |
| **Change in benefit obligation:** | | | | |
| Benefit obligation at beginning of year | **$72,325** | $62,865 | **$24,094** | $23,882 |
| Service cost | **3,188** | 2,856 | **1,156** | 1,052 |
| Interest cost | **2,803** | 3,068 | **871** | 1,107 |
| Settlement | **263** | 177 | **–** | – |
| Benefits paid | **(6,974)** | (6,645) | **(1,324)** | (1,291) |
| Effect of foreign exchange | **–** | – | **24** | (20) |
| Actuarial loss or (gain) | **9,543** | 10,004 | **(1,027)** | (636) |
| Benefit obligation at end of year | **$81,148** | $72,325 | **$23,794** | $24,094 |

| | Pension Plan | | Postretirement Plan | |
|---|---|---|---|---|
| | **2012** | **2011** | **2012** | **2011** |
| **Change in plan assets:** | | | | |
| Fair value of plan assets at beginning of year | **$65,754** | $64,150 | **$ –** | $ – |
| Actual return on plan assets | **7,651** | 1,049 | **–** | – |
| Employer contributions | **7,200** | 7,200 | **1,324** | 1,291 |
| Benefits paid | **(6,974)** | (6,645) | **(1,324)** | (1,291) |
| Fair value of plan assets at end of year | **73,631** | 65,754 | **–** | – |
| Funded status at end of year | **$ (7,517)** | $ (6,571) | **$ –** | $ – |
| **Amounts recognized in the Consolidated Balance Sheets consist of:** | | | | |
| Current liabilities | **$ –** | $ – | **$ (1,394)** | $ (1,389) |
| Noncurrent liabilities | **(7,517)** | (6,571) | **(22,399)** | (22,705) |
| | **$ (7,517)** | $ (6,571) | **$(23,793)** | $(24,094) |

| | | | | |
|---|---|---|---|---|
| **Amounts recognized in accumulated other comprehensive loss consist of:** | | | | |
| Net actuarial loss or (gain) | **$35,029** | $33,658 | **$ (8,154)** | $ (7,770) |
| Deferred tax (benefit) expense | **(13,434)** | (12,931) | **3,160** | 2,969 |
| After tax actuarial loss or (gain) | **$21,595** | $20,727 | **$ (4,994)** | $ (4,801) |

| | | | | |
|---|---|---|---|---|
| **Components of net periodic benefit cost:** | | | | |
| Service cost | **$ 3,188** | $ 2,856 | **$ 1,156** | $ 1,052 |
| Interest cost | **2,803** | 3,068 | **871** | 1,107 |
| Expected return on plan assets | **(4,591)** | (4,539) | **–** | – |
| Recognized actuarial loss or (gain) | **2,441** | 1,675 | **(647)** | (656) |
| Settlement loss | **2,935** | 3,010 | **–** | – |
| Net periodic benefit cost | **$ 6,776** | $ 6,070 | **$ 1,380** | $ 1,503 |
| **Other changes in plan assets and benefit obligations recognized in other comprehensive loss:** | | | | |
| Net loss (gain) | **$ 1,371** | $ 8,985 | **$ (384)** | $ 20 |
| Total expense recognized in net periodic benefit cost and other comprehensive loss | **$ 8,147** | $15,055 | **$ 996** | $ 1,523 |

During the fourth quarter of 2012 and 2011, the Company recorded non-cash settlement losses relating to retirees that received lump-sum distributions from the Company's defined benefit pension plan totaling $2.9 million and $3.0 million, respectively. These charges were the result of lump-sum payments to retirees in 2012 and 2011 which exceeded the plan's actuarial service and interest costs threshold in each of 2012 and 2011.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2012** | **2011** | **2012** | **2011** |
| **Weighted-average assumptions used to determine benefit obligations at December 31:** | | | | |
| Discount rate | **3.40%** | 4.00% | **3.20%** | 3.76% |
| Rate of compensation increase | **3.50%** | 3.50% | **–** | – |
| **Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:** | | | | |
| Discount rate | **4.00%** | 5.00% | **3.76%** | 4.85% |
| Expected long-term rate of return on plan assets | **7.00%** | 7.00% | **–** | – |
| Rate of compensation increase | **3.50%** | 3.50% | **–** | – |

The investment return of the Company's Pension Plan asset allocation is currently measured against those of a target portfolio consisting of 60% fixed income securities and 40% equities.

Currently, equities (including all convertible securities) may comprise up to 70% of the Plan's assets market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Plan's market value and may represent as little as 30%. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Plan's market value.

## Notes to Consolidated Financial Statements

*(Amounts in tables in thousands of dollars)*

Cash and cash equivalents may constitute zero assets in the account at the manager's discretion. Non-U.S. corporate securities may comprise up to 35% of the account.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets. Level 2 assets are valued at inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly for substantially the full term of the assets. Level 3 assets are valued based on unobservable inputs for the asset (i.e., supported by little or no market activity). These inputs include management's own assessments about the assumptions that market participants would use in pricing assets (including assumptions about risk). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

All of the Plan's assets are in level 1 within the fair value hierarchy, and the following table sets forth by asset class the Pension Plan's assets:

| | 2012 | % | 2011 | % |
|---|---|---|---|---|
| **Asset allocation by category:** | | | | |
| U.S. equity | **$18,073** | **25** | $12,439 | 19 |
| Non-U.S. equity | **9,555** | **13** | 6,493 | 10 |
| Balanced | **6,210** | **8** | 7,961 | 12 |
| U.S. fixed income | **39,778** | **54** | 38,837 | 59 |
| Cash and cash equivalents | **15** | **–** | 24 | – |
| Total fair value of Plan assets | **$73,631** | **100** | $65,754 | 100 |

### Contributions

The Company currently expects to contribute $7.2 million to its Pension Plan in 2013.

### Expected future benefit payments

Future benefit payments are expected to be paid as follows based on most recent actuarial calculations:

| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter |
|---|---|---|---|---|---|---|
| Pension | $4,776 | $6,837 | $6,723 | $5,924 | $6,677 | $32,292 |
| Postretirement | 1,416 | 1,430 | 1,489 | 1,561 | 1,642 | 9,234 |

A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $213,000, changing the benefit obligation by approximately $2.0 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $201,000, changing the benefit obligation by approximately $1.9 million.

A one percentage point change in the assumed rate of return on the defined benefit pension plan assets is estimated to have an approximate $656,000 effect on pension expense. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.4 million decrease in pension expense, while a one percentage point decrease in the discount rate is estimated to have a $1.6 million increase in pension expense.

### Note H – Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | Historical Cost | Accumulated Amortization | Historical Cost | Accumulated Amortization |
| Finite-lived intangible assets: | | | | |
| Customer relationships | **$ 8,366** | **$1,582** | $ 5,274 | $1,011 |
| Technology & drawings | **5,790** | **1,379** | 4,600 | 1,118 |
| Other intangibles | **1,560** | **1,453** | 1,557 | 1,413 |
| Total finite-lived intangible assets | **15,716** | **4,414** | 11,431 | 3,542 |
| Goodwill | **17,452** | **–** | 14,672 | – |
| Trade names & trademarks | **3,532** | **–** | 2,920 | – |
| Total | **$36,700** | **$4,414** | $29,023 | $3,542 |

Amortization of intangible assets in 2012, 2011 and 2010 was $869,000, $955,000 and $421,000, respectively. Amortization of these intangible assets for 2013 through 2017 is expected to approximate $1.2 million per year. Pursuant to the acquisitions described in Note J, the Company recognized customer relationships of $3.1 million, technology and drawings of $1.2 million, trade names and trademarks of $612,000 and goodwill of $2.8 million. The remaining changes occurring in 2012 relate to foreign currency translation effects and amortization.

## Note I – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company's products are used in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The pumps and pump systems are marketed in the United States and worldwide through a network of more than 1,000 distributors, through manufacturers' representatives, through third-party distributor catalogs and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 120 countries around the world. The components of customer sales, determined based on the location of customers are:

| | **2012** | **%** | **2011** | **%** | **2010** | **%** |
|---|---|---|---|---|---|---|
| United States | **$239,153** | **64** | $241,405 | 67 | $180,705 | 61 |
| Foreign countries | **136,538** | **36** | 118,085 | 33 | 116,103 | 39 |
| Total | **$375,691** | **100** | $359,490 | 100 | $296,808 | 100 |

## Note J – Acquisitions

During the year ended December 31, 2012, the Company completed two business combinations. The results of operations of the acquired companies have been included in Gorman-Rupp's consolidated results since the effective date of each transaction. The Company financed the all-cash acquisitions through cash on hand and borrowed $17.0 million under a short-term unsecured bank loan agreement. Supplemental pro forma information has not been provided as the acquisitions did not have a material impact on the Company's consolidated results of operations individually or in aggregate.

In September, the Company's wholly-owned subsidiary, G-R Africa, purchased the business of Pumptron through internally generated cash flows. Pumptron has been an international value-added distributor for Gorman-Rupp for over 25 years and will further enhance the Company's continuing international expansion. Founded in 1986, Pumptron is a leading provider of water-related pumping solutions primarily serving the construction, mining, agricultural and municipal markets in South Africa and increasingly throughout other Sub-Sahara African countries. Pumptron is headquartered in Johannesburg with operating locations in Cape Town and Durban, all in South Africa, and had approximately $10 million in revenue primarily from sales of Gorman-Rupp products during its fiscal year 2012.

In December, the Company's wholly-owned subsidiary, National Pump Company, acquired substantially all of the assets and certain liabilities of American Turbine. Founded in 1975, American Turbine is a group of companies that collectively are a leading manufacturer and distributor of energy-efficient vertical turbine and submersible pumps primarily serving agricultural, municipal and industrial markets, both domestically and globally. During 2011, American Turbine had approximately $15 million in revenue from sales of its products through its Lubbock, Texas headquarters and two other locations in Houston, Texas and Fresno, California. American Turbine will expand sales in target growth markets and complement existing brands of National Pump Company which was acquired in 2010. In addition, the acquired facilities will provide additional capacity, including machining and testing capabilities.

## Management's Discussion and Analysis

### Executive Overview and Outlook

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, applications and performance combined with delivery and service, and continually develops initiatives to improve performance in these key areas.

Gorman-Rupp actively pursues growth opportunities through organic growth, international business opportunities and acquisitions. We continually invest in training for our employees, new product development and modern manufacturing equipment and technology designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers.

The following discussion of results of operations includes certain non-GAAP financial measures. The adjusted gross margins, operating margins and earnings per share amounts exclude non-cash pension settlement charges. Management utilizes these adjusted financial measures to assess comparative operations against those of prior periods without the distortion of this non-operating factor. The Company believes that these non-GAAP financial measures will be useful to investors as well as to assess the continuing strength of the Company's underlying operations.

The Company achieved record sales during 2012 and attained its 40th consecutive year of increased cash dividends paid to shareholders. Taking advantage of our strong financial flexibility, the Company continued to make strategic investments during 2012 for future growth. These investments included the international acquisition of South Africa-based Pumptron and the domestic acquisition of Texas-based American Turbine which complement and broaden our existing pump and pump systems portfolio and provide additional opportunities for global expansion of our major water markets and certain non-water markets. Pumptron and American Turbine were acquired in the third and fourth quarters of 2012, respectively, and are included in the operating results from their effective dates of acquisition.

Net sales for the year ended December 31, 2012 increased 4.5% to a record $375.7 million compared to $359.5 million during the same period in 2011. Encouragingly, total international sales increased more than 15% to a record $136.5 million. Sales improved 6.0% in our larger water end markets and 4.9% in our non-water end markets. Major contributions to water market sales were international shipments of pumps for fire protection and an increase in agricultural market sales, partially offset by reduced construction market demand for pumps for natural gas drilling applications and from rental businesses. The increase in non-water market sales was primarily due to petroleum market shipments and international industrial market shipments.

Gross profit was $90.2 million in 2012, resulting in gross margin of 24.0% compared to 24.4% in 2011. The decline in gross margin was principally due to a less favorable product mix combined with increases in healthcare costs and depreciation expense. Operating income was $42.2 million resulting in operating margin of 11.2% compared to 12.0% in 2011. The decline in operating margin was further impacted by non-recurring acquisition-related expenses. The Company recognized a $2.9 million non-cash pension settlement charge in the fourth quarter 2012; this was comparable to the $3.0 million non-cash pension settlement charge recorded in the fourth quarter 2011. Excluding these non-cash charges, gross margin was 24.5% and 25.0% and operating margin was 12.0% and 12.8% for 2012 and 2011, respectively.

Net income for 2012 was $28.2 million, the Company's second highest net income, compared to a record $28.8 million in 2011. Earnings per share were $1.34 and $1.37 for the respective years. Excluding the decreases of $0.09 and $0.10 per share due to the non-cash pension settlement charges described above, earnings per share were $1.43 and $1.47 for 2012 and 2011, respectively.

The Company's backlog of orders was $143.4 million at December 31, 2012 compared to $155.5 million a year ago and $146.7 million at September 30, 2012. The Company could see the backlog increase in the second quarter of 2013 by approximately $70 million based on a letter of intent to the Company to supply major flood control pumps to a member of a joint venture construction group for a significant New Orleans flood control project as announced by the Company on October 1, 2012. The award of this joint venture project has been protested by unsuccessful bidders and is expected to be resolved by mid-2013.

The Company's consolidated balance sheet continues to remain strong with $20.4 million of cash, cash equivalents and short-term investments at December 31, 2012. The Company generated $32.6 million in operating cash flow during 2012 compared to $21.1 million during 2011 and has excellent liquidity and flexibility. Working capital increased 5.6% to $110.9 million at December 31, 2012 compared to $105.0 million a year ago largely due to increased inventory of additional engines to reduce future delivery lead-times and from the two acquisitions made during the latter part of 2012. Short-term debt totaled $22.0 million at year end 2012 which includes $17.0 million borrowed by the Company in the fourth quarter 2012 to finance the acquisition of American Turbine.

Incoming orders have moderated from record levels experienced during 2011 in some key end markets. Although we are encouraged by our growth in the agriculture, petroleum and international markets during 2012, we anticipate the municipal and construction markets to remain somewhat sluggish for the near future due to the ongoing uncertain domestic economy. The Company remains focused on providing high quality products and maintaining a very strong balance sheet which provides excellent financial flexibility to position us for future growth opportunities.

We believe that the Company is well positioned to grow organically at generally comparable operating margins over the long term by expanding our customer base, both domestically and globally, and through new product offerings. We expect that the increasing need for water and wastewater infrastructure rehabilitation within the United States, and similar needs internationally, along with increasing demand for pumps and pump systems for industrial and agricultural applications, will provide excellent growth opportunities for Gorman-Rupp in the future.

**Results of Operations – 2012 Compared to 2011:**

The Company attained record net sales of $375.7 million in 2012 compared to net sales of $359.5 million in 2011, an increase of $16.2 million or 4.5%. Sales improved 6.0% in our larger water markets group and 4.9% in our non-water markets. Sales of repair parts decreased 3.5% during the year as sales during 2011 were bolstered by pent-up demand.

Major contributions to water market sales were increased international shipments of pumps of $10.3 million for fire protection as a result of more higher-priced, heavily engineered products and increased sales for the agricultural market of $7.1 million primarily due to agricultural cash-flow benefits from high commodity prices and drought conditions in the United States. Partially offsetting these increases were lower sales for the construction market of $6.3 million due to reduced demand for pumps for natural gas drilling applications and from sales to rental businesses. The growth in non-water market sales was primarily due to increased petroleum market shipments of pumps of $4.5 million for the domestic pipeline industry and in industrial market shipments of $2.4 million primarily for desalination.

International sales were a record $136.5 million in 2012 compared to $118.1 million in 2011, an increase of $18.5 million or 15.6%. International sales represented 36.3% and 32.8% of total sales for the Company in 2012 and 2011, respectively. The increase is primarily due to higher sales in the fire protection market noted above.

The Company's backlog of orders was $143.4 million at December 31, 2012 compared to $155.5 million a year ago and $146.7 million at September 30, 2012. The expected decrease in backlog from December 31, 2011 was primarily due to anticipated shipments combined with anticipated lower incoming orders from the construction, municipal, industrial and OEM markets during the year ended December 31, 2012. Approximately 92% of the Company's backlog of unfilled orders at December 31, 2012 is scheduled to be shipped during 2013, with the remainder during early 2014.

Cost of products sold in 2012 was $285.5 million compared to $271.7 million in 2011, an increase of $13.9 million or 5.1%. Gross profit was $90.2 million

**Management's Discussion and Analysis**

in 2012 compared to $87.8 million in 2011, an increase of 2.6% resulting in gross margins of 24.0% and 24.4% in 2012 and 2011, respectively. Excluding the non-cash pension settlement charges described above, gross margins were 24.5% and 25.0% for 2012 and 2011, respectively. The decrease in gross profit primarily reflects increased material costs due to a less favorable product mix combined with increases in healthcare costs of 20 basis points and in depreciation expense of 10 basis points due to larger than normal capital expenditures during 2012.

Selling, general and administrative ("SG&A") expenses for 2012 were $48.0 million, or 12.8% of net sales, compared with $44.8 million, or 12.5% of net sales for 2011. The increase in SG&A expenses as a percent of net sales was primarily driven by the impact of acquisitions during 2012, including non-recurring acquisition-related expenses of 10 basis points. In addition, travel and advertising expenses increased 10 basis points.

Operating income in 2012 was $42.2 million compared to $43.0 million in 2011, resulting in operating margins of 11.2% and 12.0%, respectively. Excluding the non-cash pension settlement charges described above, operating margins were 12.0% and 12.8% for 2012 and 2011, respectively.

The effective income tax rate was 33.6% in 2012 compared to 32.5% in 2011. The difference in the effective tax rate is primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and not permitted to be recorded in 2012 under current accounting regulations. The effective tax rate was also unfavorably impacted by I.R.S. audit adjustments paid in 2012 relating to transfer pricing for tax years 2009 and 2010.

Net income for 2012 was $28.2 million, the Company's second highest, compared to a record $28.8 million in 2011, a decrease of $601,000 or 2.1%. The non-cash pension settlement charges described above reduced net income by $1.9 million and $2.0 million in 2012 and 2011, respectively. As a percent of net sales, net income was 7.5% and 8.0% in 2012 and 2011, respectively.

Earnings per share were $1.34 in 2012 compared to $1.37 in 2011, a decrease of $0.03 per share or 2.1%. The non-cash pension settlement charges described above reduced net income by $0.09 and $0.10 per share in 2012 and 2011, respectively.

## Results of Operations – 2011 Compared to 2010:

The Company attained record net sales of $359.5 million in 2011 compared to net sales of $296.8 million in 2010, an increase of $62.7 million or 21.1%. The increase in net sales principally resulted from improved economic and business conditions in 2011 compared to 2010, with increases in sales in most of the markets the Company serves.

Sales in the industrial and construction markets increased $18.6 million and $17.8 million from 2010, respectively, primarily due to volume growth related to increases in oil and gas drilling and the expansion and replacement of heavy equipment user fleets. Sales into the agriculture and petroleum markets increased $15.9 million and $6.2 million, respectively, primarily due to the acquisition of National Pump Company. The municipal market sales increased $11.3 million from 2010, principally due to higher demand for pumps supplied for domestic flood control projects. Partially offsetting these increases were decreases in the OEM market of $3.3 million related to slow power generation demand and the fire protection market of $9.3 million primarily due to a decline in international sales as a result of an unstable global economy.

International sales amounted to $118.1 million in 2011 compared to $116.1 million in 2010, an increase of $2.0 million or 1.7%. International sales represented 33% and 39% of total sales for the Company in 2011 and 2010, respectively. The percentage decrease is primarily due to the increase in the domestic sales ratio as a result of the acquisition of National Pump Company and a decline in international fire protection sales as a result of an unstable global economy.

The backlog of orders at December 31, 2011 was a year-end record $155.5 million compared to $107.4 million at December 31, 2010, an increase of $48.1 million or 44.8%. The backlog increase was primarily due to record incoming orders during the year of $408.9 million with notable increases in all of the markets the Company serves, except for fire protection which was flat compared to 2010. Approximately 98% of the Company's backlog of unfilled orders at December 31, 2011 is scheduled to be shipped during 2012, with the remainder during 2013.

Cost of products sold in 2011 was $271.7 million compared to $220.5 million in 2010, an increase of $51.2 million or 23.2%. Gross profit was $87.8 million in 2011 compared to $76.3 million in 2010, an increase of 15.1% resulting in gross margins of 24.4% and 25.7% in 2011 and 2010, respectively. The increase in gross profit primarily reflects higher sales volume and the acquisition of National Pump Company. The decline in gross margin results largely from $2.0 million of the total $3.0 million GAAP-required pension settlement charge discussed above recorded in cost of products sold. In addition, 2011 results include increased LIFO expense of $4.2 million principally due to a non-recurring benefit in 2010 from the partial liquidation of LIFO quantities and historically lower post-recessionary producer price indexes.

Selling, general and administrative expenses for 2011 were $44.8 million, or 12.5% of net sales, compared with $37.4 million, or 12.6% of net sales for 2010. The $7.5 million increase was primarily due to higher sales volume and the impact of the acquisition of National Pump Company. Also, pension expense increased $1.0 million as part of the total $3.0 million GAAP-required pension settlement charge discussed above.

Operating income in 2011 was unfavorably impacted by a GAAP-required $3.0 million non-cash pension settlement charge discussed above and a full year of additional amortization expense of intangible assets of $540,000 related to the acquisition of National Pump Company. In the future, the Company will not incur further expense associated with building demolition and property reclamation relating to the former Mansfield manufacturing and office facilities, which were $770,000 and $556,000 in 2011 and 2010, respectively, as these activities were completed during 2011.

The effective income tax rate was 32.5% in 2011 compared to 32.3% in 2010.

Net income for 2011 was a record $28.8 million compared to $26.0 million in 2010, an increase of $2.8 million or 10.8%. The non-cash pension settlement charge described above reduced net income by $2.0 million. As a percent of net sales, net income was 8.0% and 8.7% in 2011 and 2010, respectively.

Earnings per share were $1.37 in 2011 compared to $1.24 in 2010, an increase of $0.13 per share or 10.5%.

The non-cash pension settlement charge described above reduced net income by $0.10 per share in 2011.

## Trends

The Company does not believe that it is exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of many co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. During the fourth quarter 2011, Patterson Pump Company entered into an agreement with plaintiffs' counsel for the voluntary dismissal of more than 95% of the cases against it at no cost to Patterson Pump Company or its insurer. In sixty-five cases the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. Management does not currently believe that the small number of legal proceedings arising in the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company's consolidated results of operations, liquidity or financial condition.

**Management's Discussion and Analysis**

## Liquidity and Sources of Capital

The Company places a strong emphasis on cash flow generation and having excellent liquidity and financial flexibility. This focus has afforded us the ability to strategically deploy our cash resources while preserving a strong balance sheet to position us for future opportunities. The $82.3 million of cash generated by operating activities over the past three years was used primarily to fund growth-oriented acquisitions and productivity-enhancing capital expenditures, pay dividends, repay acquisition-related short-term debt and fund the Company's defined benefit pension plan.

Cash, cash equivalents and short-term investments totaled $20.4 million and there was $22.0 million in outstanding bank debt at December 31, 2012. In addition, the Company had $24.2 million available in bank lines of credit after deducting $5.8 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at December 31, 2012.

Capital expenditures for 2013, consisting principally of machinery and equipment, are estimated to be in the range of $10 to $12 million and are expected to be financed through internally generated funds and existing lines of credit. During 2012, 2011 and 2010, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

Working capital increased 5.6% to $110.9 million at December 31, 2012 compared to $105.0 million a year ago largely due to increased inventory of additional engines to reduce future delivery lead-times, and from the two acquisitions made during the latter part of 2012. The Company's days sales in accounts receivable, days in accounts payable and inventory turnover rates were:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Days sales in accounts receivable | 56 | 55 | 55 |
| Days in accounts payable | 28 | 27 | 26 |
| Inventory turnover ratio | 2.1 | 2.3 | 2.2 |

Gross cash flow, representing net income plus depreciation and amortization, was $40.3 million for 2012 and 2011 and $36.6 million for 2010.

### *Financial Cash Flow*

Net cash provided by operating activities was $32.6 million, $21.1 million and $28.6 million for 2012, 2011 and 2010, respectively. The primary driver of operating cash flows during 2012 was net earnings after removing the impact of non-cash pension settlement charges and reductions in growth of both inventory and accounts receivable compared to 2011 and 2010. Increased sales during 2011 and 2010 resulted in increased inventory and accounts receivable during these years, whereas these items generally declined during the severe 2009 recession.

Cash used for investing activities was $36.4 million, $10.2 million and $42.7 million for 2012, 2011 and 2010, respectively. Net cash paid for acquisitions was $20.8 million in 2012 and $33.9 million in 2010. Capital expenditures were approximately $16.4 million, $11.2 million and $8.3 million in 2012, 2011 and 2010, respectively. The increase in capital expenditures in 2012 was primarily due to investments in machinery and equipment and expansion of the National Pump Company facilities.

Net cash provided by (used for) financing activities was $3.8 million in 2012, ($22.4) million in 2011 and $1.7 million in 2010. During 2012, financing activities consisted principally of short-term bank borrowings of $17.0 million used to finance the acquisition of American Turbine. In addition, the Company repaid short-term bank borrowings of $5.0 million and paid dividends of $8.2 million.

The changes in foreign currency translation against the U.S. dollar decreased cash by $77,000 and $572,000 in 2012 and 2011, respectively and increased cash by $130,000 in 2010.

The ratio of current assets to current liabilities was 2.7 to 1 and 3.1 to 1 at December 31, 2012 and 2011, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends, and principal and interest on debt outstanding.

On January 24, 2013, the Board of Directors authorized the payment of a quarterly dividend of $0.10 per share, representing the 252nd consecutive quarterly dividend to be paid by the Company. During 2012 the Company again paid increased dividends and thereby attained its 40th consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of consecutive years of increased dividend payments. The dividend yield at December 31, 2012 was 1.3%. Due to several stock splits, the dividend yield on shares held since the Company's initial public offering in 1968 was 28.7% at December 31, 2012.

The Company currently expects to continue its long history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company's financial condition and business outlook at the applicable time.

## Contractual Obligations

Capital commitments in the table below include commitments to purchase machinery and equipment that have been approved by the Board of Directors and are enforceable and legally binding on the Company. These capital commitments do not represent the entire anticipated purchases in the future, but represent only those material items for which the Company is contractually obligated as of December 31, 2012. Also, the Company has some operating leases for certain specified offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1.1 million, $866,000 and $852,000 in 2012, 2011 and 2010, respectively.

The following table summarizes the Company's contractual obligations at December 31, 2012:

| (Thousands of dollars) | Total | Less than 1 Year | 1-3 Years | 3-5 Years | More than 5 Years |
|---|---|---|---|---|---|
| Capital commitments | $ 560 | $ 560 | $ – | $ – | $ – |
| Operating leases | 4,082 | 919 | 1,179 | 574 | 1,410 |
| Total | $4,642 | $1,479 | $1,179 | $574 | $1,410 |

## Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.

In preparing these consolidated financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

*Revenue Recognition*

Substantially all of the Company's revenues from product sales are recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectability is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

*Allowance for Doubtful Accounts*

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit scores, etc.), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to

## Management's Discussion and Analysis

meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company's collection history has been good.

*Inventories and Related Allowance*

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced substantive write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.

*Pension Plans and Other Postretirement Benefit Plans*

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rate used to value pension plan obligations was 3.40% and 4.00% in 2012 and 2011, respectively. The discount rate used to value postretirement obligations was 3.20% and 3.76% at December 31, 2012 and 2011, respectively. The discount rate was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2012 and 2011 was 7.00%. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.5% in 2012 and 2011.

Substantially all retirees elect to take lump sum settlements of their benefits. This subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2012, 2011 and in 2003.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2012 from 2011. A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $213,000, changing the benefit obligation by approximately $2.0 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $201,000, changing the benefit obligation by approximately $1.9 million.

*Income Taxes*

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns.

Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded.

*Goodwill and Other Intangibles*

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.

Goodwill and indefinite-lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, *Intangibles—Goodwill and Other.*

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit's fair value or carrying amount involve significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When performing a quantitative assessment of goodwill impairment if necessary, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company's long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Based upon our fiscal 2012 and 2011 qualitative impairment analyses, the Company concluded that it is more likely than not that the fair value of our reporting units continued to substantially exceed the respective carrying amounts.

Indefinite-lived intangible assets primarily consist of trademarks and trade names. In July 2012, the FASB issued ASU 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early adopted ASU 2012-02 for its October 1, 2012 annual impairment test. The Company has completed its annual impairment test and concluded that the fair value of indefinite-lived intangible assets substantially exceeded the respective carrying values.

When performing a quantitative assessment of indefinite-lived intangible assets impairment if necessary, the fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability.

Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

*Other Matters*

Transactions with related parties are in the ordinary course of business and are not material to the Company's balance sheets, statements of income or cash flows.

The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

The Company is not a party to any long-term debt agreements, or any material capital leases or purchase obligations.

## Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13[a]–15[f]). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company's internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company's internal control over financial reporting as of December 31, 2012. This report is included on the following page.

Jeffrey S. Gorman

Jeffery S. Gorman
*President and Chief Executive Officer*

Wayne L. Knabel

Wayne L. Knabel
*Chief Financial Officer*

March 4, 2013

## Report of Independent Registered Public Accounting Firm

**The Board of Directors and Shareholders of The Gorman-Rupp Company**

We have audited The Gorman-Rupp Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012 of The Gorman-Rupp Company and our report dated March 4, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Cleveland, Ohio

March 4, 2013

## Eleven-Year Summary of Selected Financial Data

*(Thousands of dollars, except per share amounts)*

| | 2012 | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| **Operating Results** | | | | |
| Net sales | **$375,691** | $359,490 | $296,808 | $266,242 |
| Gross profit | **90,151** | 87,837 | 76,337 | 61,773 |
| Income taxes | **14,244** | 13,881 | 12,370 | 8,986 |
| Net income | **28,203** | 28,804 | 25,963 | 18,269 |
| Depreciation and amortization | **12,066** | 11,459 | 10,601 | 8,955 |
| Interest expense | **122** | 179 | 175 | 170 |
| Return on net sales (%) | **7.5** | 8.0 | 8.7 | 6.9 |
| Sales dollars per employee | **326.4** | 327.1 | 304.4 | 264.1 |
| Income dollars per employee | **24.5** | 26.2 | 26.6 | 18.1 |
| **Financial Position** | | | | |
| Current assets | **$175,675** | $155,872 | $143,194 | $131,400 |
| Current liabilities | **64,821** | 50,873 | 59,678 | 43,175 |
| Working capital | **110,854** | 104,999 | 83,516 | 88,225 |
| Current ratio | **2.7** | 3.1 | 2.4 | 3.0 |
| Property, plant and equipment - net | **$123,066** | $114,349 | $113,526 | $108,523 |
| Capital additions - net | **16,373** | 11,175 | 8,310 | 38,071 |
| Total assets | **335,183** | 298,700 | 286,707 | 249,424 |
| Long-term debt | **-** | - | - | - |
| Equity | **234,719** | 214,764 | 199,834 | 177,612 |
| Dividends paid | **8,188** | 7,430 | 7,024 | 6,767 |
| Average number of employees | **1,151** | 1,099 | 975 | 1,008 |
| **Shareholder Information** | | | | |
| Earnings per share | **$1.34** | $1.37 | $1.24 | $0.87 |
| Cash dividends per share | **0.390** | 0.354 | 0.336 | 0.324 |
| Equity per share at December 31 | **11.18** | 10.23 | 9.56 | 8.50 |
| Average number of shares outstanding | **20,993,893** | 20,987,663 | 20,905,728 | 20,886,309 |

## Summary of Quarterly Results of Operations

*(Thousands of dollars, except per share amounts)*

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2012 and 2011:

| **Quarter Ended 2012** | **Net Sales** | **Gross Profit** | **Net Income** | **Earnings per Share** |
|---|---|---|---|---|
| First quarter | **$102,825** | **$26,674** | **$10,241** | **$0.49** |
| Second quarter | **92,583** | **22,741** | **7,568** | **0.36** |
| Third quarter | **91,626** | **21,830** | **6,706** | **0.32** |
| Fourth quarter | **88,657** | **18,906** | **3,688** | **0.17** |
| Total | **$375,691** | **$90,151** | **$28,203** | **$1.34** |

| 2008 | 2007 | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| $330,646 | $305,562 | $270,910 | $231,249 | $203,554 | $195,826 | $195,081 |
| 77,089 | 67,452 | 58,676 | 47,071 | 42,425 | 41,851 | 41,451 |
| 13,297 | 12,524 | 8,654 | 6,235 | 5,075 | 4,613 | 5,267 |
| 27,197 | 22,859 | 19,072 | 10,903 | 9,277 | 9,787 | 8,936 |
| 7,848 | 7,597 | 6,688 | 6,808 | 7,179 | 7,274 | 7,035 |
| 45 | 49 | 41 | 25 | 40 | 56 | 72 |
| 8.2 | 7.5 | 7.0 | 4.7 | 4.6 | 5.0 | 4.6 |
| 302.5 | 286.9 | 258.3 | 233.3 | 211.4 | 196.4 | 185.1 |
| 24.9 | 21.5 | 18.2 | 11.0 | 9.6 | 9.8 | 8.5 |
| | | | | | | |
| $134,266 | $135,288 | $120,118 | $110,501 | $ 96,974 | $ 95,718 | $ 85,315 |
| 35,569 | 33,481 | 27,646 | 28,219 | 21,112 | 21,908 | 19,282 |
| 98,697 | 101,807 | 92,472 | 82,282 | 75,862 | 73,810 | 66,033 |
| 3.8 | 4.0 | 4.3 | 3.9 | 4.6 | 4.4 | 4.4 |
| $ 80,406 | $ 59,970 | $ 52,351 | $ 51,505 | $ 54,812 | $ 54,338 | $ 57,757 |
| 27,909 | 12,826 | 7,258 | 3,189 | 7,500 | 3,698 | 5,765 |
| 231,538 | 211,534 | 187,540 | 179,541 | 165,673 | 162,395 | 154,302 |
| - | - | - | - | - | - | 291 |
| 159,206 | 149,960 | 128,142 | 127,048 | 121,898 | 117,918 | 112,912 |
| 6,682 | 6,503 | 6,126 | 5,983 | 5,907 | 5,809 | 5,550 |
| 1,093 | 1,065 | 1,049 | 991 | 963 | 997 | 1,054 |
| | | | | | | |
| $1.30 | $1.10 | $0.91 | $0.53 | $0.44 | $0.46 | $0.43 |
| 0.320 | 0.310 | 0.292 | 0.286 | 0.283 | 0.278 | 0.266 |
| 7.62 | 7.18 | 6.14 | 6.09 | 5.84 | 5.66 | 5.42 |
| 20,881,513 | 20,876,469 | 20,871,203 | 20,865,341 | 20,858,746 | 20,851,433 | 20,844,109 |

| Quarter Ended 2011 | Net Sales | Gross Profit | Net Income | Earnings per Share |
|---|---|---|---|---|
| First quarter | $ 84,074 | $21,386 | $ 7,119 | $0.34 |
| Second quarter | 92,159 | 24,249 | 8,925 | 0.42 |
| Third quarter | 90,215 | 22,467 | 7,655 | 0.37 |
| Fourth quarter | 93,042 | 19,735 | 5,105 | 0.24 |
| Total | $359,490 | $87,837 | $28,804 | $1.37 |

| End Markets | Gorman-Rupp Pumps | Gorman-Rupp International | Gorman-Rupp Pumps (Canada) | Gorman-Rupp Europe | Gorman-Rupp Africa / Pumptron |
|---|---|---|---|---|---|
| | Gorman-Rupp Pumps Group | | | | |
| Municipal | ● | ● | ● | ● | ● |
| Fire Protection | ● | ● | ● | | ● |
| Agriculture | ● | ● | ● | ● | ● |
| Petroleum | ● | ● | ● | | ● |
| Construction | ● | ● | ● | ● | ● |
| Original Equipment | ● | ● | ● | | ● |
| Industrial | ● | ● | ● | ● | ● |
| International | ● | ● | ● | ● | ● |

# BOARD OF Directors

**James C. Gorman**
Chairman
The Gorman-Rupp Company
Elected to Board 1946

**Jeffrey S. Gorman**
President and
Chief Executive Officer
The Gorman-Rupp Company
Elected to Board 1989

**M. Ann Harlan, Esq.**
Retired Vice President and
General Counsel
The J.M. Smucker Company
Elected to Board 2009

**Thomas E. Hoaglin**
Lead Director
Retired Chairman, President
and Chief Executive Officer
Huntington Bancshares, Inc.
Elected to Board 1993
(Previous Service 1986 - 1989)

**Peter B. Lake, Ph.D.**
Chairman and
Chief Executive Officer
SRI Quality System Registrar
Elected to Board 1975

**Christopher H. Lake**
President and
Chief Operating Officer
SRI Quality System Registrar
Elected to Board 2000

**Rick R. Taylor**
President
Jay Industries
Elected to Board 2003

**W. Wayne Walston, JD**
Senior Counsel
Beers Mallers Backs & Salin, LLP
Elected to Board 1999

# DIRECTORS' Committees

**Audit Committee**
Thomas E. Hoaglin, Chair
Peter B. Lake, Ph.D.
W. Wayne Walston, JD

**Compensation Committee**
W. Wayne Walston, JD, Chair
M. Ann Harlan, Esq.
Christopher H. Lake

**Governance and Nominating Committee**
M. Ann Harlan, Esq., Co-Chair, Governance
Christopher H. Lake, Co-Chair, Nominating
Rick R. Taylor

**Pension Committee**
Peter B. Lake, Ph.D., Chair
Thomas E. Hoaglin
Rick R. Taylor

# CORPORATE Officers

**James C. Gorman**
Chairman*
Joined the Company June 1949

**Jeffrey S. Gorman**
President and Chief Executive Officer*
Joined the Company January 1978

**David P. Emmens, JD**
Corporate Counsel and Secretary*
Joined the Company October 1997

**Wayne L. Knabel, CPA**
Chief Financial Officer and Treasurer*
Joined the Company March 2008

**Ronald D. Pittenger**
Vice President, Assistant Treasurer,
Assistant Secretary
Joined the Company March 1993

**Lee A. Wilkins**
Vice President Human Resources
Joined the Company October 1990

*Executive Officer*


Patterson Pumps Group
Custom Pumps Group
GORMAN-RUPP INDUSTRIES
A Gorman-Rupp Company
NATIONAL PUMP COMPANY
AMERICAN TURBINE


GORMAN-RUPP
COMPANY

**Gorman-Rupp Pumps Group:**
Mark L. Kreinbihl, Group President

**Mansfield Division**
600 South Airport Road
Mansfield, OH 44903-7831
Phone 419-755-1011
Fax 419-755-1251
www.grpumps.com

**The Gorman-Rupp International Company**
Jeffrey S. Gorman, President
600 South Airport Road
Mansfield, OH 44903-7831
Phone 419-755-1011
Fax 419-755-1266

**Gorman-Rupp Africa**
Jeffrey S. Gorman, President
600 South Airport Road
Mansfield, OH 44903-7831
Phone 419-755-1011
Fax 419-755-1266

**Gorman-Rupp of Canada Limited**
Gary W. Creeden, Vice President
and General Manager
70 Burwell Road
St. Thomas, Ontario
N5P 3R7 Canada
Phone 519-631-2870
Fax 519-631-4624
www.grcanada.com

**Gorman-Rupp Europe B.V.**
Martinus T. Ferkranus,
Managing Director
Fahrenheitweg 35
8912 AK Leeuwarden,
The Netherlands
Phone 31-58-212-3774
Fax 31-58-213-2057
www.wavopompen.com

**Pumptron**
Malcom T. Fick,
Chief Executive Officer
2 Kelly Road
Jet Park
Boksburg, South Africa
Phone +27 (011) 397-3536
Fax +27 (011) 397-3512
www.pumptron.co.za

**Patterson Pumps Group:**
Albert F. Huber, Group President

**Patterson Pump Company**
2129 Ayersville Road
Toccoa, GA 30577-3554
Phone 706-886-2101
Fax 706-886-0023
www.pattersonpumps.com

**Patterson Pump Ireland Limited**
Rodney V. Pelot, Managing Director
Unit 14 Mullingar Business Park
Mullingar, CO. Westmeath, Ireland
Phone 353-44-93-47078
Fax 353-44-93-47896
www.ie.pattersonpumps.com

**Custom Pumps Group:**
Jeffrey S. Gorman, President

**Gorman-Rupp Industries Division**
Michael L. Hill, Vice President
and General Manager
180 Hines Avenue
Bellville, OH 44813-1234
Phone 419-886-3001
Fax 419-886-2338
www.gripumps.com

**American Machine and Tool Co., Inc. of Pennsylvania**
Keith Bearde, President
and General Manager
400 Spring Street
Royersford, PA 19468-2519
Phone 610-948-3800
Fax 610-948-5300
www.amtpump.com

**National Pump Company**
Allen J. Hobratschk, President
7706 North 71st Avenue
Glendale, AZ 85303-1703
Phone 623-979-3560
Fax 623-979-2177
www.nationalpumpcompany.com

# Shareholder Information

## Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company, NYSE MKT Composite Index and SIC Code Index



DOLLARS
160
140
120
100
80
60
40
20
0
2008
2009
2010
2011
2012
The Gorman-Rupp Company
NYSE MKT Composite
SIC Code Index


ASSUMES $100 INVESTED ON JANUARY 1, 2008 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2012.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company's common shares against the cumulative total return of the NYSE MKT Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2008 and ending December 31, 2012. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Entech Solar Inc., Flowserve Corp., Graco Inc., Idex Corp., ITT Corp., Pentair Limited, Robbins & Myers Inc., The Gorman-Rupp Company and Xylem Inc.

### Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE MKT Exchange were:

| | Sales Price of Common Shares | | | | Dividends Per Share | |
|---|---|---|---|---|---|---|
| | 2012 | | 2011 | | 2012 | 2011 |
| | High | Low | High | Low | | |
| First quarter | **$34.65** | **$27.19** | $31.58 | $24.39 | **$0.090** | $0.084 |
| Second quarter | **29.50** | **26.68** | 36.74 | 29.61 | **0.100** | 0.090 |
| Third quarter | **31.55** | **26.56** | 35.40 | 22.10 | **0.100** | 0.090 |
| Fourth quarter | **29.97** | **25.51** | 29.70 | 22.60 | **0.100** | 0.090 |

There were approximately 8,027 shareholders as of February 1, 2013, of which 1,590 were registered holders of common shares.

**Annual Meeting**

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company's Corporate Headquarters, 600 South Airport Road, Mansfield, Ohio, on April 25, 2013 at 10:00 a.m., Eastern Daylight Time.

**Transfer Agent and Registrar**

Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Phone 800-622-6757
(U.S., Canada, Puerto Rico)
781-575-4735
(Outside the U.S.)

**Principal Office**

The Gorman-Rupp Company
600 South Airport Road
Mansfield, OH 44903

**Mailing Address**

The Gorman-Rupp Company
P.O. Box 1217
Mansfield, OH 44901-1217
Phone 419-755-1011
Fax 419-755-1263

**Investor Information Contact**

Wayne L. Knabel, CPA
Chief Financial Officer
Phone 419-755-1397
Fax 419-755-1263
Email WLKnabel@gormanrupp.com

**Exchange Listing**

NYSE MKT Exchange
Symbol GRC

**Independent Registered Public Accounting Firm**

Ernst & Young LLP
925 Euclid Avenue
Suite 1300
Cleveland, OH 44115-1476

**Incorporated**

April 18, 1934, under the laws of the State of Ohio

**SEC Form 10-K**

The SEC Annual Report Form 10-K is available free of charge by written request to:

David P. Emmens
Corporate Secretary
The Gorman-Rupp Company
P. O. Box 1217
Mansfield, Ohio 44901-1217

Phone 419-755-1477
Fax 419-755-1263
Email demmens@gormanrupp.com

**Internet Information**

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through its web site at: **www.gormanrupp.com**

**To Buy or Sell Stock**

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company's stock generally are made through a securities dealer or through the Dividend Reinvestment Plan offered through Computershare Investor Services, LLC.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

**Open Enrollment Dividend Reinvestment and Stock Purchase Plan**

Computershare Investor Services, LLC offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Computershare Investor Services, LLC's Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Initial investments may be made from a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 to a maximum of $5,000 per month.

For additional information please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

**Direct Dividend Deposit**

Gorman-Rupp offers the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Computershare Investor Services, LLC.

Phone 800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

**Safe Harbor Statement**

In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements based on assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.


G&R
GORMAN-RUPP
PUMPS
80 YEARS
1933–2013



The Pump People